Term Sheet
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011 and
product supplement no. 2-I dated November 14, 2011

Term Sheet to
Product Supplement No. 2-I
Registration Statement No. 333-177923
Dated November 26, 2012; Rule 433

JPMorgan Chase & Co.

Structured Investments	$
	Capped Return Notes Linked to a Brent Crude Oil Futures Contract due December 26, 2013

General

- The notes are designed for investors who seek capped unleveraged exposure to the Contract Price of the first nearby month (or, in some circumstances, the second nearby month) futures contract on Brent crude oil, stated in U.S. dollars per barrel, as made public by ICE Futures Europe (the "Commodity Futures Contract"), *plus* an Additional Return of at least 9.15%, subject to a Maximum Return of at least 19.15% at maturity. Investors should be willing to forgo interest payments and, if the Ending Contract Price is less than the Initial Contract Price by more than the Additional Return of at least 9.15%, be willing to lose up to 90.85% of their initial investment at maturity. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- The notes are linked to the Contract Price of the Commodity Futures Contract, as described below. See "Selected Purchase Considerations — Return Linked Solely to the Contract Price of Brent Crude Oil Futures Contracts" and "Selected Risk Considerations — The Notes Do Not Offer Direct Exposure to Commodity Spot Prices" in this term sheet for more information.
- Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing December 26, 2013[†]
- Minimum denominations of $1,000 and integral multiples thereof
- The notes are expected to price on or about November 26, 2012 and are expected to settle on or about November 29, 2012.

Key Terms

Commodity Futures Contract:	The notes are linked to the first nearby month futures contract for Brent crude oil (Bloomberg symbol "CO1") traded on ICE Futures Europe or, in some circumstances, the second nearby month futures contract for Brent crude oil (Bloomberg symbol "CO2") traded on ICE Futures Europe, as described in "— Contract Price" below.
Payment at Maturity:	Payment at maturity will reflect the performance of the Commodity Futures Contract *plus* the Additional Return, subject to the Maximum Return. Your payment at maturity per $1,000 principal amount note will be calculated as follows: $1,000 + [$1,000 × (Contract Return + Additional Return)], subject to the Maximum Return *If the Ending Contract Price is less than the Initial Contract Price by more than the Additional Return of at least 9.15%, you will lose some of your initial investment and may lose up to 90.85% of your initial investment.*
Additional Return:	At least 9.15%. The actual Additional Return will be determined on the pricing date and will not be less than 9.15%.
Maximum Return:	At least 19.15%. For example, assuming the Maximum Return is 19.15%, if the Contract Return is equal to or greater than 10.00%, you will receive the Maximum Return of 19.15%, which entitles you to a maximum payment at maturity of $1,191.50 per $1,000 principal amount note that you hold. The actual Maximum Return will be determined on the pricing date and will not be less than 19.15%. Accordingly, the actual maximum payment at maturity per $1,000 principal amount note will not be less than $1,191.50.
Contract Return:	$$\frac{\text{Ending Contract Price} - \text{Initial Contract Price}}{\text{Initial Contract Price}}$$
Initial Contract Price:	The Contract Price on the pricing date
Ending Contract Price:	The Contract Price on the Observation Date
Contract Price:	On any relevant day, the official settlement price per barrel on ICE Futures Europe of the first nearby month futures contract for Brent crude oil, stated in U.S. dollars, as made public by ICE Futures Europe (Bloomberg symbol: "CO1" ‹Comdty›), *provided* that if such date falls on the last trading day of such futures contract (all pursuant to the rules of ICE Futures Europe), then the second nearby month futures contract (Bloomberg symbol: "CO2" ‹Comdty›) on that day
Observation Date[†]:	December 20, 2013
Maturity Date[†]:	December 26, 2013
CUSIP:	48126DLP2

[†] Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" and "Description of Notes — Postponement of a Determination Date — Single Component Notes Linked to a Single Commodity or Commodity Futures Contract" in the accompanying product supplement no. 2-I or early acceleration in the event of a commodity hedging disruption event as described under "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event — Early Acceleration of Payment on the Notes" in the accompanying product supplement no. 2-I and in "Selected Risk Considerations — We May Accelerate Your Notes If a Commodity Hedging Disruption Event Occurs" in this term sheet.

Investing in the Capped Return Notes involves a number of risks. See "Risk Factors" beginning on page PS-16 of the accompanying product supplement no. 2-I and "Selected Risk Considerations" beginning on page TS-2 of this term sheet.

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2) If the notes priced today and assuming a Maximum Return of 19.15%, J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $5.50 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of approximately $2.50 per $1,000 principal amount note. These concessions include selling concessions of $1.00 per $1,000 principal amount note to be allowed to selling dealers and a referral fee of $1.50 per $1,000 principal amount note to be paid to an arranging dealer. This commission includes the projected profits that our affiliates expect to realize, some of which may be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMS may be more or less than $5.50 and will depend on market conditions on the pricing date. In no event will the commission received by JPMS, which includes amounts that may be allowed to other dealers, exceed $7.50 per $1,000 principal amount note. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-89 of the accompanying product supplement no. 2-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 2 -I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 2 -I dated November 14, 2011. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 2-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 2-I dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007591/e46165_424b2.pdf
- Prospectus supplement dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
- Prospectus dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

Supplemental Terms of the Notes

For purposes of the notes offered by this term sheet:

(1) the consequences of a commodity hedging disruption event are described under "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event — Early Acceleration of Payment on the Notes" in the accompanying product supplement no. 2-I; and

(2) the Observation Date is a "Determination Date" as described in the accompanying product supplement no. 2-I and is subject to postponement as described under "Description of Notes — Postponement of a Determination Date — Single Component Notes Linked to a Single Commodity or Commodity Futures Contract" in the accompanying product supplement no. 2-I.

The notes are not futures contracts and are not regulated under the Commodity Exchange Act of 1936, as amended (the "Commodity Exchange Act"). The notes are offered pursuant to an exemption from regulation under the Commodity Exchange Act, commonly known as the hybrid instrument exemption, that is available to securities that have one or more payments indexed to the value, level or rate of one or more commodities, as set out in section 2(f) of that statute. Accordingly, you are not afforded any protection provided by the Commodity Exchange Act or any regulation promulgated by the Commodity Futures Trading Commission.

Selected Purchase Considerations

- **CAPPED UNLEVERAGED EXPOSURE TO THE APPLICABLE CONTRACT PRICE** — At maturity, the notes provide capped unleveraged exposure to the Contract Price of the Commodity Futures Contract, *plus* an Additional Return of at least 9.15%, subject to a Maximum Return of at least 19.15% at maturity. The actual Additional Return will be set on the pricing date and will not be less than 9.15%. The actual Maximum Return will be set on the pricing date and will not be less than 19.15% and, accordingly, the maximum payment at maturity will not be less than $1,191.50 per $1,000 principal amount note. **Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.**

- **RETURN LINKED TO THE CONTRACT PRICE OF BRENT CRUDE OIL FUTURES CONTRACTS** — The return on the notes is linked to the official settlement price on ICE Futures Europe of the first nearby month (or, in some circumstances, the second nearby month) futures contract for Brent crude oil, stated in U.S. dollars per barrel, as made public by ICE Futures Europe, subject to the Additional Return and the Maximum Return. The Contract Return reflects the performance of the Commodity Futures Contract, expressed as a percentage, from the Initial Contract Price to the Contract Price on the Observation Date. For additional information about the Commodity Futures Contract, see the information set forth under "Description of Notes — Payment at Maturity" and "The Commodity Futures Contracts" in the accompanying product supplement no. 2-I.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 2-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.
  Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as "open transactions" that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this treatment of the notes, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. For instance, it is possible that the Additional Return could be treated as a separate item of ordinary income that you must take into account as it accrues or upon receipt, in accordance with your method of accounting for U.S. federal income tax purposes. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Commodity Futures Contract or in any exchange-traded or over-the-counter instruments based on, or other instruments linked to the Commodity Futures Contract. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 2-I dated November 14, 2011.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes may not return any of your initial investment at maturity in excess of the Additional Return, subject to the credit risk of JPMorgan Chase & Co. The return on the notes at maturity is linked to the performance of the Commodity Futures Contract and will depend on whether, and the extent to which, the Contract Return is positive or negative. Your investment will be exposed to loss if the Ending Contract Price is less than the Initial Contract Price by more than the Additional Return of at least 9.15%. You could lose up to 90.85% of your initial investment at maturity.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED BY THE MAXIMUM RETURN** — If the Ending Contract Price is greater than the Initial Contract Price, for each $1,000 principal amount note, you will receive at maturity $1,000 *plus* an additional return that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Commodity Futures Contract which may be significant. We refer to this predetermined percentage as the Maximum Return, which will be set on the pricing date and will not be less than 19.15%.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

Recent events affecting us have led to heightened regulatory scrutiny, may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See "Executive Overview — CIO Synthetic Credit Portfolio Update," "Liquidity Risk Management — Credit Ratings" and "Item 4. Controls and Procedures" in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 and "Part II. Other Information — Item 1A. Risk Factors" in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to "Risk Factors" in the accompanying product supplement no. 2-I for additional information about these risks.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity, if any, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which J.P. Morgan Securities LLC, which we refer to as JPMS, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **WE MAY ACCELERATE YOUR NOTES IF A COMMODITY HEDGING DISRUPTION EVENT OCCURS** — If we or our affiliates are unable to effect transactions necessary to hedge our obligations under the notes due to a commodity hedging disruption event, we may, in our sole and absolute discretion, accelerate the payment on your notes and pay you an amount determined in good faith and in a commercially reasonable manner by the calculation agent. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest your money in a comparable investment. Please see "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event — Early Acceleration of Payment on the Notes" in the accompanying product supplement no. 2-I for more information.

- **COMMODITY FUTURES CONTRACTS ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY REGIMES** — Commodity futures contracts are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the notes and affect the value of the Commodity Futures Contract. Any future regulatory changes, including but not limited to changes resulting from the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), which was enacted on July 21, 2010, may have a substantial adverse effect on the value of your notes. Additionally, in accordance with the Dodd-Frank Act, the U.S. Commodity Futures Trading Commission has adopted regulations that establish position limits for certain commodity-based futures contracts, such as futures contracts on certain energy, agricultural and metals based commodities. These regulations may reduce liquidity in the exchange-traded market for such commodity-based futures contracts. Furthermore, we or our affiliates may be unable as a result of such restrictions to effect transactions necessary to hedge our obligations under the notes, in which case we may, in our sole and absolute discretion, accelerate the payment on your notes. See "We May Accelerate Your Notes If a Commodity Hedging Disruption Event Occurs" above.

- **PRICES OF COMMODITY FUTURES CONTRACTS ARE CHARACTERIZED BY HIGH AND UNPREDICTABLE VOLATILITY** — Market prices of commodity futures contracts tend to be highly volatile and may fluctuate rapidly based on numerous factors, including the factors that affect the price of the commodity underlying the Commodity Futures Contract. See "The Market Price of Brent Crude Oil Will Affect the Value of the Notes" below. The Contract Price of the Commodity Futures Contract is subject to variables that may be less significant to the values of traditional securities, such as stocks and bonds. These additional variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities. As a general matter, the risk of low liquidity or volatile pricing around the maturity date of a commodity futures contract is greater than in the case of other futures contracts because (among other factors) a number of market participants take physical delivery of the underlying commodities. Many commodities are also highly cyclical. The high volatility and cyclical nature of commodity markets may render such an investment inappropriate as the focus of an investment portfolio.

- **THE MARKET PRICE OF BRENT CRUDE OIL WILL AFFECT THE VALUE OF THE NOTES** — Because the notes are linked to the performance of the Contract Price of the Commodity Futures Contract, we expect that generally the market value of the notes will depend in part on the market price of Brent crude oil. The price of IPE brent blend crude oil futures is primarily affected by the global demand for and supply of crude oil, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Crude oil prices are generally more volatile and subject to dislocation than prices of other commodities. Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of crude oil. Crude oil's end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel. Potential for substitution in most areas exists, although considerations including relative cost often limit substitution levels. Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions. Demand is also influenced by government regulations, such as environmental or consumption policies. In addition to general economic activity and demand, prices for crude oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply

disruptions in major oil producing regions of the world. Such events tend to affect oil prices worldwide, regardless of the location of the event. Supply for crude oil may increase or decrease depending on many factors. These include production decisions by the Organization of the Petroleum Exporting Countries ("OPEC") and other crude oil producers. Crude oil prices are determined with significant influence by OPEC. OPEC has the potential to influence oil prices worldwide because its members possess a significant portion of the world's oil supply. In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. Crude oil prices may also be affected by short-term changes in supply and demand because of trading activities in the oil market and seasonality (*e.g.*, weather conditions such as hurricanes). It is not possible to predict the aggregate effect of all or any combination of these factors.

- **FUTURES CONTRACTS ON BRENT CRUDE OIL ARE THE BENCHMARK CRUDE OIL CONTRACTS IN EUROPEAN AND ASIAN MARKETS** — Because futures contracts on Brent crude oil are the benchmark crude oil contracts in European and Asian markets, the Commodity Futures Contract will be affected by economic conditions in Europe and Asia. A decline in economic activity in Europe or Asia could result in decreased demand for crude oil and for futures contracts on crude oil, which could adversely affect the value of the Commodity Futures Contract and, therefore, the notes.

- **THE CONTRACT PRICE OF THE COMMODITY FUTURES CONTRACT IS DETERMINED BY REFERENCE TO THE OFFICIAL SETTLEMENT PRICE OF BRENT CRUDE OIL FUTURES CONTRACTS AS DETERMINED BY ICE FUTURES EUROPE, AND THERE ARE CERTAIN RISKS RELATING TO THE CONTRACT PRICE OF THE COMMODITY FUTURES CONTRACT BEING DETERMINED BY ICE FUTURES EUROPE** —Futures contracts on Brent crude oil are traded on ICE Futures Europe. The Contract Price of the Commodity Futures Contract will be determined by reference to the official settlement price on ICE Futures Europe of the Commodity Futures Contract, stated in U.S. dollars per barrel, as made public by ICE Futures Europe. Investments in securities linked to the value of commodity futures contracts that are traded on non-U.S. exchanges, such as ICE Futures Europe, involve risks associated with the markets in those countries, including risks of volatility in those markets and governmental intervention in those markets.

- **A DECISION BY ICE FUTURES EUROPE TO INCREASE MARGIN REQUIREMENTS FOR BRENT CRUDE OIL FUTURES CONTRACTS MAY AFFECT THE CONTRACT PRICE OF THE COMMODITY FUTURES CONTRACT**— If ICE Futures Europe increases the amount of collateral required to be posted to hold positions in the futures contracts on Brent crude oil (*i.e.* the margin requirements), market participants who are unwilling or unable to post additional collateral may liquidate their positions, which may cause the Contract Price of the Commodity Futures Contract to decline significantly.

- **THE NOTES DO NOT OFFER DIRECT EXPOSURE TO COMMODITY SPOT PRICES** — The notes are linked to the Commodity Futures Contract, which reflects the price of a futures contract, not a physical commodity (or its spot price). The price of a futures contract reflects the expected value of the commodity upon delivery in the future, whereas the spot price of a commodity reflects the immediate delivery value of the commodity. A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at a given point in time, such as the cost of storing the commodity for the term of the futures contract, interest charges incurred to finance the purchase of the commodity and expectations concerning supply and demand for the commodity. The price movements of a futures contract are typically correlated with the movements of the spot price of the referenced commodity, but the correlation is generally imperfect and price movements in the spot market may not be reflected in the futures market (and vice versa). Accordingly, the notes may underperform a similar investment that is linked to commodity spot prices.

- **SINGLE COMMODITY FUTURES CONTRACT PRICES TEND TO BE MORE VOLATILE THAN, AND MAY NOT CORRELATE WITH, THE PRICES OF COMMODITIES GENERALLY** — The notes are linked exclusively to the Commodity Futures Contract and not to a diverse basket of commodities or commodity futures contracts or a broad-based commodity index. The Contract Price of the Commodity Futures Contract may not correlate to the price of commodities or commodity futures contracts generally and may diverge significantly from the prices of commodities or commodity futures contracts generally. Because the notes are linked to the price of a single commodity futures contract, they carry greater risk and may be more volatile than notes linked to the prices of multiple commodities or commodity futures contracts or a broad-based commodity index.

- **OWNING THE NOTES IS NOT THE SAME AS OWNING BRENT CRUDE OIL FUTURES CONTRACTS** — The return on your notes will not reflect the return you would realize if you actually purchased Brent crude oil futures contracts, or exchange-traded or over-the-counter instruments based on Brent crude oil futures contracts. You will not have any rights that holders of such assets or instruments have.

- **SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE COMMODITY MARKETS AND RELATED FUTURES MARKETS MAY ADVERSELY AFFECT THE PRICE OF THE COMMODITY FUTURES CONTRACT, AND THEREFORE THE VALUE OF THE NOTES** — The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price." Once the limit price has been reached in a particular contract, no trades may be made at a different price.

Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the price of the Commodity Futures Contract and, therefore, the value of your notes.

- **NO INTEREST PAYMENTS** — As a holder of the notes, you will not receive any interest payments.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the price of the Commodity Futures Contract on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other, including:
  - the volatility, frequency and magnitude of changes in the Contract Price of the Commodity Futures Contract;
  - supply and demand trends for Brent crude oil and the Commodity Futures Contract;
  - the time to maturity of the notes;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory, geographical, agricultural, meteorological and judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Return on the Notes at Maturity, Assuming a Range of Performances for the Commodity Futures Contract?
The following table illustrates the hypothetical total return at maturity on the notes. The "total return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. Each hypothetical return set forth below assumes an Initial Contract Price of $110, an Additional Return of 9.15% and a Maximum Return of 19.15%. The actual Additional Return and the actual Maximum Return will be determined on the pricing date and will not be less than 9.15% and 19.15%, respectively. Each hypothetical total return set forth below is for illustrative purposes only and may not be the actual total return applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Contract Price	Contract Return	Total Return
$192.500	75.00%	19.15%
$181.500	65.00%	19.15%
$165.000	50.00%	19.15%
$154.000	40.00%	19.15%
$143.000	30.00%	19.15%
$132.000	20.00%	19.15%
$126.500	15.00%	19.15%
$121.000	10.00%	19.15%
$115.500	5.00%	14.15%
$112.750	2.50%	11.65%
$110.000	**0.00%**	**9.15%**
$107.250	-2.50%	6.65%
$104.500	-5.00%	4.15%
$99.935	**-9.15%**	**0.00%**
$99.000	-10.00%	-0.85%
$93.500	-15.00%	-5.85%
$88.000	-20.00%	-10.85%
$82.500	-25.00%	-15.85%
$77.000	-30.00%	-20.85%
$66.000	-40.00%	-30.85%
$55.000	-50.00%	-40.85%
$44.000	-60.00%	-50.85%
$33.000	-70.00%	-60.85%
$22.000	-80.00%	-70.85%
$11.000	-90.00%	-80.85%
$0.000	-100.00%	-90.85%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the payment at maturity in different hypothetical scenarios is calculated.

Example 1: The price of the Commodity Futures Contract increases from the Initial Contract Price of $110 to an Ending Contract Price of $112.75. Because the Ending Contract Price of $112.75 is greater than the Initial Contract Price of $110 and the Contract Return of 2.50% *plus* the Additional Return of 9.15% does not exceed the Maximum Return of 19.50%, the investor receives a payment at maturity of $1,116.50 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (2.50\% + 9.15\%)] = \$1,116.50$$

Example 2: The price of the Commodity Futures Contract increases from the Initial Contract Price of $110 to an Ending Contract Price of $132. Because the Ending Contract Price of $132 is greater than the Initial Contract Price of $110 and the Contract Return of 20.00% *plus* the Additional Return of 9.15% exceeds the Maximum Return of 19.50%, the investor receives a payment at maturity of $1,191.50 per $1,000 principal amount note, the hypothetical maximum payment on the notes.

Example 3: The price of the Commodity Futures Contract decreases from the Initial Contract Price of $110 to an Ending Contract Price of $104.50. Even though the Ending Contract Price of $104.50 is less than the Initial Contract Price of $110, the investor receives a payment at maturity of $1,041.50 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (-5.00\% + 9.15\%)] = \$1,041.50$$

Example 4: The price of the Commodity Futures Contract decreases from the Initial Contract Price of $110 to an Ending Contract Price of $66. Because the Contract Return is negative and the Ending Contract Price of $66 is less than the Initial

Contract Price of $110, the investor receives a payment at maturity of $691.50 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (-40.00\% + 9.15\%)] = \$691.50$$

Example 5: The price of the Commodity Futures Contract decreases from the Initial Contract Price of $110 to an Ending Contract Price of $0. Because the Contract Return is negative and the Ending Contract Price of $0 is less than the Initial Contract Price of $110, the investor receives a payment at maturity of $91.50 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (-100.00\% + 9.15\%)] = \$91.50$$

The hypothetical returns and hypothetical payments on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

Historical Information

The following graph sets forth the historical performance of the Commodity Futures Contract based on the weekly historical Contract Prices from January 5, 2007 through November 23, 2012. The Contract Price on November 23, 2012 was $111.38. We obtained the Contract Prices below from Bloomberg Financial Markets, without independent verification.

The historical levels of the Commodity Futures Contract should not be taken as an indication of future performance, and no assurance can be given as to the Contract Price on the pricing date or the Observation Date. We cannot give you assurance that the performance of the Commodity Futures Contract will result in the return of any of your initial investment.

